EXHIBIT 99.1

Valdecañas Deep Zone Expanded and Significant New Hangingwall Vein Discovered

VANCOUVER, British Columbia, March 04, 2019 (GLOBE NEWSWIRE) -- MAG Silver Corp. (MAG: TSX / NYSE A) (“MAG” or the “Company”) reports results from a 48-hole (46,060 metre (“m”)) diamond drilling program on the Juanicipio Joint Venture Property (Fresnillo plc 56% / MAG 44%) completed in late 2018.  The program was designed to expand and infill the wide, high-grade Deep Zone Mineral Resource estimate outlined in the Company’s “2017 PEA” (See Press Release dated November 7, 2017).

Highlights - These latest drill results:

  Extend and confirm continuity to depth of high-grade mineralization in the East and West Valdecañas Vein Deep Zones and in the Anticipada Vein; and
  Coincidentally discovered the new Pre-Anticipada vein in the hangingwall above the system.

Outstanding intercepts include:

DEEP ZONE WEST: Infill Hole P22: 11.6 metres (true width) grading 783 grams per tonne (“g/t”) (22.9 ounces per ton (“opt”)) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper.

DEEP ZONE EAST: Step-Out Hole P26: 6.3m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t (capped) gold, 7.20% lead, 11.63% zinc, 0.40% copper.

ANTICIPADA VEIN: Infill Hole P24-1: 6.2 m (true width) grading 275 g/t (8 opt) silver, 4.02 g/t gold, 7.28% lead, 9.24% zinc and 0.30% copper.

NEW DISCOVERY — "PRE-ANTICIPADA VEIN”: Step-out Hole P28: 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper.

Since the discovery of the Deep Zone as an extension at depth of the high-grade Bonanza Zone (see Press Release April 23, 2015), the Valdecañas Vein System has emerged as a multi-stage, high-grade vein swarm comprising the overlapping East and West Veins, the hangingwall Anticipada Vein, the newly discovered Pre-Anticipada Vein and several other splays (See table and figures below). Exploration drilling is ongoing, running concurrently with surface and underground mine development where first production in anticipated in H2-2020 (as reported by the operator February 26, 2019 - “Fresnillo announces full year 2018 preliminary results”).

“The Valdecañas Vein System continues to astound us with its multiple high-grade silver and gold overprintings on the increasingly base-metal rich Deep Zone and its overall persistence; it having now been traced for over 1,100 metres beneath the top of the Bonanza Zone where our mine development is currently advancing nicely,” said George Paspalas, President and CEO of MAG. “We are especially pleased with how each hole into the Valdecañas Vein East gives us a free shot on the way not only at the ever-expanding Anticipada Vein but also the fortuitously discovered Pre-Anticipada Vein. Because the drill spacing in the Deep Zone is still widely spaced, we expect the major impact on resources will be to the Inferred category, and that drilling off to Indicated may best be done in the future from underground.”

The latest holes include the deepest lateral intercepts to date on the Valdecañas Vein, with deep mineralization now traceable continuously over a strike length exceeding 2,000 m and up to 1,100 m vertically from the top of the Bonanza Zone. Vein widths range from approximately 2 m to over 29 m. Deep mineralization on the Valdecañas Veins remains open laterally for several hundred metres to the claim boundaries on both ends; to the east claim boundary for Anticipada; and Pre-Anticipada and to depth across all veins (see Figures 1 - 5).

Notably, the Valdecañas deep zones continue to demonstrate atypically high silver grades that MAG believes are ascribable to stacking or superimposition of later mineralization related to a deeper, fluctuating boiling zone, as well as the increasing copper grades normally expected in the “root zone” of an epithermal vein. Gold grades remain high and remarkably consistent from top to bottom. These phenomena, as interpreted, reflect proximity to a major mineralizing-fluid upwelling zone where multiple repeated pulses of mineralization combined to generate exceptionally high-grade polymetallic mineralization.

One Devico directional drill is currently turning on the Valdecañas Vein, with two conventional rigs turning on other targets on the property; additional surface and underground rigs are expected on-site shortly.

Valdecañas Vein West
Eleven new intercepts on the Valdecañas Vein West are reported here (See Table 1 and Figure 1).  Three fall within the Deep Zone Mineral Resource estimate (see 2017 PEA) and reinforce those results. The best is P22, which cut 11.6 m (true width) grading 783 g/t (22.9 opt) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper in the heart of the Dilatant Zone (See Press Releases dated August 15, 2016 and February 14, 2017). Three more intercepts are high and confirm the upper limits of the mineralized envelope (See “Shallow Holes” discussion below). The remaining five intercepts are 100 m step-outs designed to extend the resource envelope, the best being Hole P21, the westernmost deep hole on the Valdecañas Vein West. P21 cut 9.8 m (true width) grading 84 g/t (2.5 opt) silver, 2.74 g/t gold, 2.95% lead, 1.89% zinc, 0.11% copper. At the eastern extreme of this zone, Hole D6-1 cut 3.8 m (true width) grading 359 g/t (10.5 opt) silver, 0.09 g/t gold, 0.96% lead, 2.31% zinc, 1.68% copper.  The Valdecañas West Deep Zone remains open to depth and laterally, especially to the southwest towards the claim boundary, which lies 200 - 300 m farther west.

Table 1

HOLE-ID	From (m)	To (m)	Length (m)	TW2 (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein[1]
D1-1	1120.05	1123.05	3.00	2.0	139	1.00	1.58	11.29	0.29	V1W
D1-2	1031.80	1066.00	34.20	23.1	77	0.84	3.25	5.84	0.09	V1W
incl.	1053.85	1066.00	12.15	8.2	171	2.19	7.78	11.50	0.20	V1W
and	1082.80	1095.40	12.60	8.5	190	1.33	2.07	4.67	0.26	FW
incl.	1083.95	1086.70	2.75	1.9	722	3.98	6.43	15.20	0.53	FW
and	1110.90	1111.65	0.75	0.5	1555	1.34	0.04	0.07	0.02	FW
D1-3	1108.90	1141.45	32.55	20.5	70	0.26	1.43	4.68	0.21	V1W
incl.	1121.35	1141.45	20.10	12.7	90	0.32	1.95	6.17	0.27	V1W
D1-4	1063.00	1077.90	14.90	11.3	159	0.50	1.27	4.49	0.17	V1W
incl.	1073.30	1077.90	4.60	3.5	404	1.34	1.00	5.58	0.16	V1W
D6-1	1019.90	1025.40	5.50	3.8	359	0.09	0.96	2.31	1.68	V1W
incl.	1019.90	1022.10	2.20	1.5	834	0.09	2.35	4.96	3.97	V1W
VM-10	290.06	292.11	2.05	2.0	307	0.85	0.02	0.02	0.00	V1W
P15-1	1311.70	1317.85	6.15	4.50	35	0.27	0.92	3.82	0.08	V1W
P21	1098.85	1111.65	12.80	9.8	84	2.74/2.74[3]	2.95	1.89	0.11	V1W
incl.	1109.75	1111.65	1.90	1.45	204	12.63	9.25	3.96	0.17	V1W
P22	1000.00	1014.15	14.15	11.6	783	2.57	6.52	9.46	0.32	V1W
incl.	1003.45	1006.90	3.45	2.8	2524	3.46	6.08	4.36	0.25	V1W

1  V1W = Valdecañas Vein West; FW = Footwall intercept.
2  Estimated true widths were estimated from cross sections and core angles.
3  One gold assay capped to 16 g/t from reported values of 16.05 g/t. This is consistent with previous press releases on the Juanicipio project.

Valdecañas Vein East
Twenty-four new intercepts reported here targeted the Valdecañas Vein East (See Table 2 and Figure 2).  Six fall within the boundary of the Deep Zone Mineral Resource estimate (see 2017 PEA) and reinforce those results. The best of these is Hole TIV, which cut 4.8 m (true width) grading 278 g/t (8.1 opt) silver, 1.78 g/t gold (capped), 4.88% lead, 10.48% zinc, and 1.20% copper.  Five more intercepts are high and confirm the upper limits of the mineralized envelope. (See “Shallow Holes” discussion below). The remaining thirteen intercepts were 50 – 100 m step-outs designed to extend the Deep Zone Mineral Resource estimate envelope. Eight cut strong mineralization with the best being Hole P26, drilled under the middle of the zone, which cut 6.3 m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t gold (capped), 7.20% lead, 11.63% zinc, 0.40% copper. Overall the Valdecañas East Deep Zone remains open to depth and laterally, especially in the middle; but it does appear to weaken towards the east at these depths. Hole VM-11 is an isolated hole drilled 200 m below the base of the Deep Zone Mineral Resource estimate (see 2017 PEA). It hit thick but relatively weak mineralization in the Valdecañas Vein (See Figure 2) but did cut very strong mineralization in the Anticipada about 120 m uphole (See Below).

Table 2

HOLE-ID	From (m)	To (m)	Length (m)	TW2 (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein[1]
D1-2	934.65	936.05	1.40	0.9	276	0.11	9.70	3.28	0.97	V1E
D1-3	973.00	974.00	1.00	0.6	13	0.22	0.32	2.53	0.02	V1E
D2-10	1290.05	1300.85	10.80	8.0	138	0.62	4.73	15.57	0.47	V1E
D3-8-R	943.30	956.65	13.35	8.5	120	2.11	5.48	6.72	0.31	V1E
incl.	952.80	955.85	3.05	1.9	217	6.64	16.69	9.37	0.25	V1E
D3-9	968.50	982.60	14.10	7.9	143	2.69	2.26	3.75	0.47	V1E
incl.	970.90	976.55	5.65	3.2	254	4.18	3.30	5.47	0.72	V1E
D3-11	899.15	901.75	2.60	2.3	62	1.34	1.46	3.88	0.31	V1E
D4	947.90	950.80	2.90	2.7	144	0.77	2.14	3.55	0.79	V1E
D6-1	946.75	947.35	0.60	0.5	39	0.85	0.75	6.72	0.07	V1E
D6-2	1080.85	1086.55	5.70	3.2	279	0.04	2.54	3.09	2.39	V1E
D7-5	999.65	1001.95	2.30	-	499	1.58	5.37	1.22	0.35	HW
and	1007.10	1046.15	39.05	10.7	180	0.81	3.28	9.00	0.85	V1E
incl.	1011.40	1019.20	7.80	2.1	558	0.06	1.66	13.14	3.18	V1E
D8-2	734.10	760.00	25.90	8.2	140	0.88	3.68	5.01	0.14	V1E
incl.	749.10	760.00	10.90	3.5	203	0.88	6.99	7.68	0.18	V1E
VM-10	273.84	275.13	1.29	1.3	127	0.14	0.00	0.01	0.01	V1E
VM-11	1009.14	1030.80	21.66	6.3	22	0.00	0.03	3.45	0.07	V1E
VM-12A	821.40	828.25	6.85	4.6	148	0.35	9.23	19.38	0.28	V1E
P24-1	931.70	950.95	19.25	8.8	112	2.91	1.95	3.45	0.41	V1E
incl.	938.65	939.85	1.20	0.5	219	18.75	6.34	8.07	0.31	V1E
P26	1052.75	1071.35	18.60	6.3	246	6.88/1.78[3]	7.20	11.63	0.40	V1E
incl.	1056.30	1062.00	5.70	1.9	577	21.74	11.10	11.02	0.74	V1E
Incl.	1057.80	1058.50	0.70	0.2	1200	149	8.57	17.10	0.99	V1E
P27	915.85	928.20	12.35	10.2	74	1.22	1.36	1.77	0.38	V1E
incl.	915.85	919.40	3.55	2.9	166	0.29	3.45	5.01	0.77	V1E
P28	946.15	962.30	16.15	12.5	152	2.41/1.84[4]	2.02	3.54	0.30	V1E
incl.	958.95	959.55	0.60	0.5	279	31.30	6.37	18.45	0.47	V1E
incl.	961.05	961.65	0.60	0.5	1100	0.44	0.68	0.65	0.11	V1E
TIV	816.30	823.50	7.20	4.8	278	6.94/1.78[5]	4.88	10.48	1.20	V1E
incl.	817.50	818.25	0.75	0.5	774	65.60	0.48	23.70	3.22	V1E

1  V1E = Valdecañas Vein East; HW = Hangingwall Intercept
2  Estimated true widths were estimated from cross sections and core angles.
3  Two Gold assays were capped at 16 g/t from reported values of 18.45 g/t and 149 g/t. Both 0.70 m core samples. This is consistent with previous press releases on the Juanicipio project.
4  One Gold assay was capped at 16 g/t from reported value of 13.30 g/t over a 0.60 m core length. This is consistent with previous press releases on the Juanicipio project.
5  One Gold assay was capped at 16 g/t from reported value of 65.60 g/t over 0.75 m core length. This is consistent with previous press releases on the Juanicipio project.

Anticipada Vein “VANT”
Fourteen of the holes coincidentally cut the Anticipada Vein 50 to 100m before reaching their primary target, the Valdecañas Vein East Deep Zone (See Table 3 and Figures 3 and 5).  Seven fall within the boundary of the Deep Zone Mineral Resource estimate (See 2017 PEA) and significantly expand this vein, especially in a vertical zone along its western reaches (See Figure 3).  The best of these is Hole P24-1, which cut 6.2 m (true width) grading 275 g/t (8 opt) silver, 4.02 g/t gold, 7.28% lead, 9.24% zinc and 0.30% copper. The remaining seven holes were 50 to 100m step-outs that served to test the limits of the Deep Zone Mineral Resource estimate mineralized envelope. The three easterly intercepts show relatively weak mineralization but the four westernmost holes extend the strong vertical zone of high-grade mineralization mentioned above. The deepest of these (VM-11) cuts about 150m below the bottom of the Anticipada Vein and reported 2.0 metres (true width) grading 146 g/t (4.3 opt) silver, 0.12 g/t gold, 2.40% lead, 17.32% zinc and 0.64% copper. This is the deepest and westernmost intercept in the Anticipada Vein, which remains open to depth and for several hundred metres towards the eastern property limit.

Table 3

HOLE-ID	From (m)	To (m)	Length (m)	TW2 (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein[1]
D2-10	1152.30	1157.10	4.80	4.6	24	0.19	0.62	2.52	0.06	VANT
D3-8	869.20	878.75	9.55	9.3	256	1.04	3.08	4.42	0.35	VANT
incl.	870.15	871.15	1.00	1.0	1405	2.66	16.35	10.40	0.12	VANT
D3-8-R	868.25	878.10	9.85	9.5	101	1.78	0.91	3.70	0.29	VANT
D3-9	885.60	897.55	11.95	11.4	82	0.27	1.56	2.53	0.17	VANT
D3-11	858.75	862.65	3.90	3.8	227	2.14	3.63	9.96	0.27	VANT
D4	876.05	877.80	1.75	1.5	45	1.15	1.02	4.98	0.16	VANT
D7-5	869.80	872.45	2.65	2.2	22	0.12	0.51	3.27	0.04	VANT
D8-2	657.95	660.10	2.15	1.8	18	0.30	0.02	0.05	0.01	VANT
VM-11	845.25	849.15	3.90	2.0	146	0.12	2.40	17.32	0.64	VANT
incl.	846.10	848.00	1.90	1.0	261	0.11	4.39	28.30	1.13	VANT
VM-12A	810.90	817.70	6.80	5.2	105	0.35	0.80	7.38	0.08	VANT
P24-1	855.60	866.80	11.20	6.2	275	4.02	7.28	9.24	0.30	VANT
incl.	855.60	859.00	3.40	1.9	624	8.86	15.30	15.56	0.37	VANT
P26	849.70	857.15	7.45	3.7	151	0.32	2.91	8.86	0.45	VANT
P28	865.65	867.85	2.20	2.1	112	3.76	1.77	6.09	0.12	VANT
TIV	715.45	720.35	4.90	3.3	231	1.22	4.77	10.39	1.19	VANT

1  VANT = Anticipada Vein
2  Estimated true widths were estimated from cross sections and core angles.

NEW DISCOVERY: Pre-Anticipada Vein
Sixteen of the holes that cut the Anticipada Vein on their way to the Valdecañas Vein East Deep Zone also encountered the previously unknown Pre-Anticipada Vein 50 - 100 m farther into the hangingwall (Table 4 and Figures 4 and 5). The easternmost four appear to form a coherent zone with significant width and grade which is open 200 – 300 m to the east property boundary and to depth. The best hole is Hole P28, which cut 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper. Notably, Hole P19, 50 m deeper to the west reported 1256 g/t (36.7 opt) silver, a remarkable silver value for this depth in the system. Overall, the results for Pre-Anticipada show strong silver values with the best intercepts lying at an elevation between the base of the Bonanza Zone and the top of the Dilatant Zone of the Valdecañas Vein East Deep (Figure 5). These holes also report very low base metal values indicating a high-level position relative to the epithermal vein zoning model. It is possible that Pre-Anticipada represents mineralization related to postulated deeper boiling zone emplaced into a structure separate from those that host the base metal rich roots of the earlier mineralization stage.

Both the Pre-Anticipada and Anticipada Veins are open to depth and for 200-300 metres eastward to the property boundary (See Figures 3 and 4).

Table 4

HOLE-ID	From (m)	To (m)	Length (m)	TW2 (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein[1]
JU5	580.45	581.20	0.75	0.7	395	0.11	0.24	0.32	0.01	PANT
D3-11	712.10	712.70	0.60	0.6	206	0.14	0.29	0.64	0.01	PANT
D4	670.00	673.90	3.90	3.2	292	0.83	0.99	0.77	0.01	PANT
M43	444.80	445.50	0.70	0.6	265	0.08	0.04	0.02	0.09	PANT
P16	758.50	759.65	1.15	0.8	189	0.18	0.14	0.37	0.02	PANT
P19	737.30	738.70	1.40	1.0	1256	1.16	1.16	2.87	0.09	PANT
P20	712.20	714.75	2.55	1.8	768	0.50	0.48	1.51	0.02	PANT
P28	668.30	673.40	5.10	3.2	472	0.31	0.39	0.43	0.03	PANT

1  PANT = Pre-Anticipada Vein
2  Estimated true widths were estimated from cross sections and core angles.

Shallow Holes
Five holes (SA-1 to 4 and D8-1) were drilled to refine the upper limits of the Bonanza Zone in both the East and West Valdecañas veins (Table 5 and Figures 1 and 2). As expected, all five hit relatively narrow, silver-dominant mineralization except Hole SA-4 which cut 1.7 metres (true thickness) grading 4341 g/t (126 opt) silver, 1.03 g/t gold, 3.14% lead, 5.81% zinc, 0.09% copper in the East Vein.

Table 5

HOLE-ID	From (m)	To (m)	Length (m)	TW2 (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein[1]
SA-1	217.50	220.65	3.15	3.0	160	0.88	0.00	0.01	0.00	V1E
and	251.50	253.10	1.60	1.5	67	0.08	0.00	0.01	0.01	V1W
SA-2	258.90	259.50	0.60	0.6	74	0.14	0.00	0.01	0.00	V1E
and	321.40	322.70	1.30	1.2	516	0.07	0.10	0.64	0.02	V1W
SA-3	209.15	209.95	0.80	0.7	806	5.32	0.00	0.01	0.01	V1E
and	235.15	235.75	0.60	0.6	382	0.35	0.00	0.01	0.00	V1W
SA-4	195.20	197.10	1.90	1.7	4341	1.03	3.14	5.81	0.09	V1E
D8-1	591.20	592.00	0.80	0.8	23	0.13	0.01	0.26	0.03	V1E

1  V1W = Valdecañas Vein West; V1E = Valdecañas Vein East
2  Estimated true widths were estimated from cross sections and core angles.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., and Lyle Hansen, M.Sc., P.Geo have acted as the qualified persons as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer (CXO) and a Shareholder of MAG.  Dr. Megaw is satisfied that the results are verified based on an inspection of the core and underground exposures, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization. Mr. Hansen is a registered Professional Geologist with Engineers and Geoscientists BC (149624) and has more than 10 years experience in epithermal veins. Mr. Hansen is not independent as he is Geotechnical Director of MAG.

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and we are currently developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation with the operational expertise of our JV partner, Fresnillo plc. As well, we have an aggressive exploration program in place targeting multiple highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"
President and CEO

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, Vice President, Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

Figure 1: Valdecañas Vein West Longitudinal Section
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Figure 2: Valdecañas Vein East Longitudinal Section
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Figure 3: Anticipada Vein Longitudinal Section
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Figure 4: Pre-Anticipada Vein Longitudinal Section
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Figure 5: Valdecañas Vein System Cross Section through Valdecañas East, Anticipada and Pre-Anticipada Veins.
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